The Verona Firm, PLLC

Brett Alan Verona, Esq.	TEL (813) 258-0852
Post Office Box 18191	FAX (813) 464-7757
Tampa, FL 33679	Brett@TheVeronaFirm.com

November 25, 2022

Claire DeLabar

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: TELCO CUBA, INC Amendment No. 4 to Offering Statement on Form 1-A Filed February 28, 2022 File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated February 28, 2022, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note your response to prior comment 2. However, this section continues to state that the company will have 7,259,694,066 shares of common stock issued and outstanding after this offering if all offered shares are sold. Please revise to disclose that the company will have 7,519,394,066 shares of common stock issued and outstanding after the offering, or advise.

The filing has been revised to reflect the appropriate number of outstanding shares.

2. Please update your financial statements pursuant to Part F/S of Form 1-A, and revise your Management's Discussion and Analysis and other relevant sections of the filing to reflect the updated financial information.

The filing has been revised accordingly.

Kind regards.

/s/  Brett Verona

Brett Verona